FORM 3
                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION          _____________________
                WASHINGTON, D.C.  20549             |    OMB APPROVAL     |
                                                    |---------------------|
                 INITIAL STATEMENT OF               |OMB NUMBER: 3235-0104|
          BENEFICIAL OWNERSHIP OF SECURITIES        |EXPIRES:             |
                                                    |   DECEMBER 31, 2001 |
      Filed pursuant to Section 16(a) of the        |ESTIMATED AVERAGE    |
        Securities Exchange Act of 1934,            |BURDEN HOURS         |
       Section 17(a) of the Public Utility          |PER RESPONSE..... 0.5|
         Holding Company Act of 1935                |_____________________|
      or Section 30(f) of the Investment
             Company Act of 1940
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1.  Name and Address of Reporting Person

          TORQUE MERGER SUB, INC. and TORQUE ACQUISITION CO. L.L.C.
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       (Last)                      (First)                    (Middle)

         C/O VESTAR CAPITAL PARTNERS IV, L.P.
         245 PARK AVE., 41ST FLOOR
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                                  (Street)

      NEW YORK,                        N.Y.                       10167
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       (City)                      (State)                      (Zip)



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2.  Date of Event Requiring Statement (Month/Day/Year)

         2/18/00
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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)

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4.  Issuer Name and Ticker or Trading Symbol

         GLEASON CORPORATION (GLE)
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5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    (  ) Director
    (X ) 10% Owner
    (  ) Officer (give title below)
    (  ) Other (specify title below)
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6.  If Amendment, Date of Original (Month/Day/Year)

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7.  Individual or Joint/Group Filing (Check Applicable Line)
     x  Form filed by One Reporting Person
    ---
    ___ Form filed by More than One Reporting Person


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TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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|1. Title of Security|2. Amount of   |3. Ownership   |4. Nature of        |
|   (Instr. 4)       |   Securities  |   Form: Direct|   Indirect         |
|                    |   Beneficially|   (D) or      |   Beneficial       |
|                    |   Owned       |   Indirect (I)|   Ownership        |
|                    |   (Instr. 4)  |   (Instr. 5)  |   (Instr. 5)       |
|--------------------|---------------|---------------|--------------------|

Common Stock, par         4,862,749      D
value $1.00 per share


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TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
          (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative Security (Instr. 4)

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2. Date Exercisable and Expiration Date (Month/Day/Year)
     ------------------------                  -------------------------
         Date Exercisable                            Expiration Date

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3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)
   --------------------------------        -------------------------------
               Title                          Amount or Number of Shares

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4. Conversion or Exercise Price of Derivative Security

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5. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
   (Instr. 5)

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6. Nature of Indirect Beneficial Ownership (Instr. 5)


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   EXPLANATION OF RESPONSES:
         This Initial Statement of Beneficial Ownership on Form 3 (this "Form 3") is being filed by Torque Merger Sub, Inc. ("Merger Subsidiary"), a Delaware corporation and a wholly owned subsidiary of Torque Acquisition Co. L.L.C. ("Acquisition Company"), a Delaware limited liability company and a wholly owned subsidiary of Vestar Capital Partners IV, L.P. On December 15, 1999, Gleason Corporation, a Delaware corporation (the "Company"), and Acquisition Company commenced a joint tender offer (the "Offer") to purchase all of the outstanding shares of common stock, par value $1.00 per share, of the Company (the "Common Stock"), together with the associated preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), at a purchase price of $23.00 per Share, net to the seller in cash, without interest thereon. The Offer expired at 12:00 midnight, New York City time, on February 17, 2000, at which time the Company and, pursuant to the Offer and an Assignment and Assumption Agreement, dated as of February 17, 2000, by and among the Company, Acquisition Company and Merger Subsidiary, Merger Subsidiary accepted for payment an aggregate of 5,763,697 Shares validly tendered pursuant to the Offer and not withdrawn, with Merger Subsidiary purchasing the first 4,862,749 Shares tendered and the Company purchasing the remaining Shares tendered.



                            TORQUE MERGER SUB, INC.


By: Torque Merger Sub, Inc.   /s/ Brian Ratzan                      2/28/00
                            ---------------------------------      ---------
                            **  SIGNATURE OF REPORTING PERSON        DATE

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   **  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL
       CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE:  FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY

         SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.
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